Press Release

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ABB sells real estate in Sweden for US$ 300 million

Sale part of financial strategy

Zurich, Switzerland, June 27, 2002 - ABB, the global power and automation technology group, announced today it has sold its property portfolio in Sweden to London & Regional Properties Ltd. (LRP) for US$ 300 million.

"The real estate sales contribute to reducing our net debt. This is a core element in our financial strategy announced earlier this year. The strategy aims at strengthening the balance sheet and increasing our financial flexibility," said Peter Voser, ABBs chief financial officer.

ABB has announced it intends to reduce net debt by at least US$ 1.5 billion this year through a combination of cash earnings, asset sales and portfolio management, including the divestment of its Structured Finance business area, which is set for the third quarter of 2002.

Under the deal, ABB has sold offices, and industrial and warehousing assets, totalling about 1.1 million square meters in 35 municipalities. The properties are located mainly in Vasteras (475,000 square meters) and Ludvika (190,000 square meters).

ABB has signed long-term lease agreements with LRP, and will continue to rent 75 percent of the premises that are being sold through leasing contracts ranging from 1.5 to 15 years. LRP is a London-based, privately owned real-estate company.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 152,000 people worldwide.

For more information please contact

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3800
Wylie Rogers                                   Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6528                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 6530                           investor.relations@ch.abb.com
media.relations@ch.abb.com